January 31, 2007


                                                   Via Facsimile: (202) 772-9368


Ms. Tracey McKoy, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010


RE: Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006 File No.: 0-32379


Dear Ms. McKoy:

     This letter is in response to and will also serve as a follow up to our letter dated December 8, 2006, addressing your initial correspondence, as well as your letter dated December 12, 2006, and your letter dated January 3, 2007. We have addressed the issues raised in that correspondence and are this date filing amended Forms 10-QSB/A for the periods ended March 31 and June 30, 2006.

     As requested the Company acknowledges that:

o the company is responsible for the adequacy and accuracy of the disclosure in their filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust this will conclude this matter.


                                        Very truly,

                                        /s/ Andres F. Fernandez
                                        ------------------------------------
                                        Andres F. Fernandez
                                        President, Chief Executive Officer,
                                        Chief Financial Officer and Director